UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2019
Or
☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from    to
Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.
401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.
4400 West 78th Street, Suite 520
Minneapolis, MN 55435

Apogee Enterprises, Inc.
401(k) Retirement Plan

Employer ID No: 41-0919654
Plan Number: 005

Financial Statements as of and for the
Years Ended December 31, 2019 and 2018,
Supplemental Schedule as of December 31, 2019,
and Report of Independent Registered Public Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2019 and 2018	3
Notes to Financial Statements as of and for the Years Ended December 31, 2019 and 2018	4-8
SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500:
Schedule H, Part IV, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2019	9

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
Apogee Enterprises, Inc. 401(k) Retirement Plan
Minneapolis, MN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
June 25, 2020
We have served as the auditor of the Plan since 2002.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
Participant-directed investments - at fair value	$375,989,133	$303,258,025
Fully benefit-responsive investment contracts - at contract value	44,312,672	46,791,797
Notes receivable from participants	14,829,603	13,560,731
Employer contributions receivable	98,480	256,798
NET ASSETS AVAILABLE FOR BENEFITS	$435,229,888	$363,867,351

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	$363,867,351	$355,923,955

ADDITIONS:
Contributions:
Employee contributions	19,685,889	17,841,569
Rollover contributions	1,952,983	2,880,343
Employer contributions	8,652,323	8,029,056

Total contributions	30,291,195	28,750,968

Investment income (loss):
Net realized and unrealized appreciation (depreciation) of investments	68,320,859	(29,217,640)
Interest and dividend income	1,528,442	1,459,309

Net investment income (loss)	69,849,301	(27,758,331)

Loan interest income	793,980	608,936

Total additions	100,934,476	1,601,573

DEDUCTIONS:
Distributions to participants	(28,737,782)	(25,310,918)
Administrative expenses	(834,157)	(831,094)

Total deductions	(29,571,939)	(26,142,012)

INCREASE (DECREASE) IN NET ASSETS BEFORE PLAN TRANSFERS	71,362,537	(24,540,439)

TRANSFERS IN OF PLAN:
Transfers from a plan merger - EFCO Corporation	—	32,483,835

INCREASE IN NET ASSETS	71,362,537	7,943,396

NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$435,229,888	$363,867,351

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

1.	Summary Description of the Plan
The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Plan Administrator, Trustee, and Record Keeper - The Company has appointed a committee consisting of certain officers and employees to be the Plan Administrator. The Principal Trust Company (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections. The Principal Financial Group is the record keeper.
Eligibility - Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 18 and completing 30 days of qualified service.
Contributions - Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (“IRS”) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of January first each year, until a deferral rate of 10% is achieved. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2019 and 2018, the Company contributed for eligible nonunion and union participants an amount equal to 100% of the first 1% deferred, and 50% on the next 5% deferred.
Contributions made by participants who are members of the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) are not matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the agreement between Tru Vue, Inc., a subsidiary of the Company, and the Tru Vue Union. The Company made a contribution in the amount of $34,386 and $37,208 for the plan years 2019 and 2018, respectively, for eligible members of the Tru Vue Union, which is included within the employer contributions receivable in the statements of net assets available for benefits.
While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.
Investments - Participants may make daily elections as to the investment of their pretax and Company contributions. Participants have the opportunity to direct all amounts allocated to their accounts and may choose to invest in a variety of mutual funds, common collective trust funds, pooled separate accounts plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.
Vesting and Forfeitures - Participants’ pretax contributions are 100% vested at all times. Participants become 100% vested in their Company contributions after completing two years of qualified service with the Company or in the event of death, disability, or retirement. At December 31, 2019 and 2018, forfeited nonvested amounts were approximately $234,000 and $8,000, respectively, which are used to reduce the Company’s matching contribution. During the years ended December 31, 2019 and 2018, employer contributions were reduced by $175,000 and $509,000, respectively, from forfeited nonvested accounts plus earnings and uncashed account checks.
Notes Receivable from Participants - The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000, reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each investment. Loans can be repaid in one, two, three, four or five years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the United States of America prime rate on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly. New loans for the years ended December 31, 2019 and December 31, 2018 had an interest rate of 5.75% to 6.50% and 6.50%, respectively.
Distributions - Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available to certain participants.
A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70½; however, a participant who is a 5% or more holder of Company stock may not defer his or her distribution beyond age 70½.
Employees may make withdrawals upon attainment of age 59½. Early withdrawal prior to age 59½ from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS.
Plan Termination - The Company contributes to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all Company-contributed amounts would immediately become 100% vested.
Plan Merger - On June 12, 2017, the Company acquired EFCO Corporation (EFCO). On December 31, 2017, the EFCO 401(k) Plan was frozen and employees of EFCO began participating in the Company’s Plan. The EFCO 401(k) Plan was legally merged with the Company’s 401(k) Plan effective June 1, 2018, resulting in net assets available for benefits totaling $32,483,835 being transferred into the Company’s Plan during the year ended December 31, 2018.

2.	Summary of Significant Accounting Policies
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

a.
The Plan's investments are stated at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; see Note 4 for additional discussion. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.

b.	Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

c.
Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income and realized and unrealized gains and losses. Purchases and sales of securities are recorded on trade-date basis. Net appreciation (depreciation) includes the plan's gains and losses on investments bought and sold, as well as held, during the year.

d.	Deposits, withdrawals, and transfers by the Plan are made at fair value when the transactions occur, except for the Stable Value Fund as described in Note 5.
Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan’s various investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the financial statements.
In March 2020, the World Health Organization declared a novel strain of coronavirus, COVID-19, a global pandemic. This contagious disease outbreak, which has continued to spread, and the related adverse public health developments, has adversely and may continue to adversely affect economic activity globally, nationally, and locally. Following the COVID-19 outbreak, the value of investment securities declined significantly. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact of the COVID-19 outbreak on the Plan’s participants’ account balances and the amounts reported in the 2019 financial statements cannot be predicted at this time.
Administrative Expenses - All administrative expenses related to trustee and recordkeeping services were paid by the Plan.

Payments of Benefits - Benefit payments to participants are recorded upon distribution. For the years ended December 31, 2019 and December 31, 2018, respectively, amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $0.
Subsequent Events - As noted in the risk section above, the novel coronavirus, COVID-19, has adversely affected work forces, economies and financial markets. To date, the Company has experienced some delays in construction projects due to COVID-19. The Company expects this global pandemic to have an impact on our revenue and our results of operations, the size and duration of which we are currently unable to predict.
In response to the adverse effects of COVID-19, the Company has suspended the safe harbor matching contribution effective the first pay date following June 1, 2020, until further notice. The date for which it will resume will depend on economic conditions and the state of our businesses.
In addition, the Company has implemented the changes that were enacted with the passing of the CARES Act on March 27, 2020. Within the CARES Act, new tax-favored withdrawal options and loan provisions are available for participants that certify they have experienced certain adverse financial consequences from the COVID-19 pandemic or the participant, their spouse, or dependent have been diagnosed with COVID-19 or SARS-CoV-2. The CARES act is in effect from the date of passing, until December 31, 2020. If a COVID-19 withdrawal is taken, the typical 10% early withdrawal penalty tax does not apply, the standard 20% withholding is reduced to 10%, and the income taxes for the distribution can be spread over 3 years. The maximum amount available for a participant to withdraw is $100,000, and they may be permitted to re-contribute the amount within 3 years (as a rollover), without regard to contribution limits. IRS plan loan limits for participants requesting new loans have been increased to 100% of their vested account balance, up to $100,000, for 180 days. Plan loan payments due during the term of the CARES Act can be delayed for one year with this time period disregarded from the loan’s term.

3.	Federal Tax Status

The Company received a favorable determination letter from the Internal Revenue Service dated February 10, 2016, stating that the Plan and related trust were designed in accordance with applicable sections of the Internal Revenue Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
The Plan Administrator determined no uncertain tax positions have been taken as of December 31, 2019 and 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress and the Plan is no longer subject to income tax examinations for years prior to 2016.

4.	Fair Value Measurements
Financial assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement: Level 1 (unadjusted quoted prices in active markets for identical assets or liabilities); Level 2 (observable market inputs, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). The Plan does not have any Level 3 assets or liabilities.
Financial assets measured at fair value on a recurring basis as of December 31, 2019 and December 31, 2018 were as follows:

Quoted Prices in Active Markets (Level 1)
December 31, 2019
Mutual funds	$77,089,921
Apogee Enterprises, Inc. common stock	12,869,951
Self-directed brokerage account	204,706
Total	90,164,578
Investments measured at net asset value (NAV):
Common collective trust funds	267,307,133
Pooled separate accounts - index funds	18,517,422
Total investments	$375,989,133
December 31, 2018
Mutual funds	$62,629,647
Apogee Enterprises, Inc. common stock	12,058,303
Self-directed brokerage account	104,274
Total	74,792,224
Investments measured at net asset value (NAV):
Common collective trust funds	212,150,371
Pooled separate accounts - index funds	16,315,430
Total investments	$303,258,025
The following is a description of the valuation methodologies used for assets measured at fair value.
Mutual funds and self-directed brokerage account investments were valued at quoted market prices.
Apogee Common Stock was valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year.
Common Collective Trust Funds are valued at the NAV of units of a bank collective trust. The NAV as provided by the trustee is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund (a diversified portfolio of U.S. and international stocks, inflation-hedging securities, U.S. bonds and cash reserves) less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2019, and December 31, 2018.
Pooled Separate Accounts are investments represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using NAV per share. The NAV is based upon the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAVs of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily.

5.	Stable Value Fund

The Plan provides participants a self-managed stable value investment option (the Prudential Stable Value Fund or “the Fund”) that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is composed of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.
Limitations on the Ability of the Fund to Transact at Contract Value
Certain events may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. These events may differ under each contract. Examples of such invents include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger initiated by the Plan Sponsor

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines

2.	A breach of material obligation under the contract

3.	A material misrepresentation

4.	A material amendment to the agreements without the consent of the issuer

6.	Party-in-Interest Transactions
The Plan paid $30,000 to State Street Bank and Trust Company, $147,853 to Prudential Insurance Co., and $674,207 to Principal for investment management services for the year ended December 31, 2019. At December 31, 2019 and 2018, the Plan held 395,998 and 403,963 shares, respectively, of Company stock, with a cost basis of $11,535,643 and $11,310,678, respectively. During the years ended December 31, 2019 and 2018, the Plan recorded dividend income from the Company's common stock of $276,154 and $253,200, respectively. The Plan also holds shares in the Principal Midcap S&P 400 Index Fund, the Principal Smallcap S&P 600 Index Fund, and the Principal Self-Directed Brokerage Account, which are all managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.
The Company remitted certain participant contributions to the custodian later than required by DOL Regulation 2510.3-102. The Company has filed Form 5330 with the IRS and has paid the required excise tax on the transactions. In addition, participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN
EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2019
		Description of	Current
Description	Cost	Investment	Value
Prudential Core Intermediate Bond Fund	**	Stable value fund	$45,402,453
Prudential Stable Value Fund Wrapper	**	Stable value fund	(1,089,781)
BlackRock LifePath Index 2025 Fund	**	Common/collective trust	36,472,653
BlackRock LifePath Index 2030 Fund	**	Common/collective trust	32,966,701
Northern Trust S&P 500 Index Fund	**	Common/collective trust	32,280,734
BlackRock LifePath Index 2035 Fund	**	Common/collective trust	27,958,360
BlackRock LifePath Index 2040 Fund	**	Common/collective trust	25,388,892
Northern Trust Russell 1000 Growth Index Fund	**	Common/collective trust	24,098,984
BlackRock LifePath Index Retirement Fund	**	Common/collective trust	23,169,684
Northern Trust Russell 1000 Value Index Fund	**	Common/collective trust	22,464,090
BlackRock LifePath Index 2045 Fund	**	Common/collective trust	19,530,685
BlackRock LifePath Index 2050 Fund	**	Common/collective trust	19,157,932
BlackRock LifePath Index 2055 Fund	**	Common/collective trust	1,898,070
BlackRock LifePath Index 2060 Fund	**	Common/collective trust	1,447,497
BlackRock Strategic Completion Fund	**	Common/collective trust	431,081
BlackRock LifePath Index 2065 Fund	**	Common/collective trust	41,770
Vanguard TTL Bond Market Index	**	Mutual fund	16,760,467
Vanguard Smallcap Growth Index	**	Mutual fund	15,389,455
American Funds EuroPacific Growth Fund	**	Mutual fund	15,323,706
Vanguard Midcap Growth Index	**	Mutual fund	7,423,379
Vanguard Midcap Value Index	**	Mutual fund	6,609,211
Vanguard Developed Markets Index Fund	**	Mutual fund	6,526,300
Vanguard Smallcap Value Index	**	Mutual fund	4,698,956
Vanguard International Value Fund	**	Mutual fund	2,223,539
Vanguard Treasury Money Market Fund	**	Mutual fund	2,134,908
Principal Midcap S&P 400 Index*	**	Pooled separate account	13,940,266
Principal Smallcap S&P 600 Index*	**	Pooled separate account	4,577,156
Principal Self-Directed Brokerage Account*	**	Self-directed brokerage	204,706
Apogee Enterprises, Inc. Common Stock*	**	Employer securities	12,869,951
Loans to participants*, with maturity dates ranging from
1/3/2020 to 10/6/2034 and with interest rates of 3.00% to 9.25%		Participant loans	14,829,603
TOTAL			$435,131,408

* Denotes party-in-interest
** Historical cost has been omitted for participant-directed investments

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC.
401(k) RETIREMENT PLAN

By:    APOGEE ENTERPRISES, INC.

Plan Administrator

By:    /s/ Nisheet Gupta
______________________________________________
Nisheet Gupta
Executive Vice President and Chief Financial Officer

Date:    June 25, 2020